

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 9, 2016

Via E-Mail
Saagar Govil
Chief Executive Officer
Cemtrex, Inc.
19 Engineers Lane,
Farmingdale, New York 11735

> **Re: Cemtrex, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2016**
> **File No. 333-210700**

Dear Mr. Govil:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing. Please also state your election under Section 107(b) of that Act.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   Please demonstrate to us that you meet each of the eligibility requirements under Instruction I.A to Form S-3, particularly Instruction I.A.3(b). We note, in this regard, that: (i) your definitive proxy statement, which includes the information required by Part III of Form 10-K, was not filed within 120 days of your fiscal-year-ended September 30, 2015; (ii) no Form 8-K was filed in relation to the meeting of shareholders held on March 7, 2016 (see Item 5.07 to Form 8-K); and (iii) several other reports filed during the preceding twelve calendar months appear to have been filed untimely. These include the Form 8-K/A filed April 15, 2015, the Form 8-K filed April 23, 2015, and the Form 8-K/A filed March 11, 2016. We also note the Form 8-K dated December 17, 2015 does not include any disclosure under or reference to Item 2.01 of that Form and no original report on Form 8-K was filed in relation to the matters referenced in the April 15, 2015 Form 8-K/A, just the amended version.

The Company, page 3

4.   Please support your disclosure here and in your most recent Form 10-K that you are a "leading diversified technology company."

Competition, page 6

5.   Please revise to clarify how you compete given the higher unit manufacturing costs noted on page 8. If your costs are higher than your competitors, but you attempt to compete by charging lower prices, please disclose here and in the disclosure required by Regulation S-K Item 303 the resulting effect on your revenues and margins.

Intellectual Property, page 6

6.   Please reconcile your statement in the third paragraph on page 6 indicating that you rely on a combination of trade secrets and know-how to protect your intellectual property with your statements in the third paragraph on page 10 suggesting that you own patents.

Government Regulation, page 7

7.   Given your disclosure in the fourth sentence of the second paragraph on page 7 that there is a "clear risk" that you are not currently in compliance with regulations, please tell us the factual basis supporting your opinion stated in the same paragraph that you are in material compliance with all regulations to which you are subject.

Risk Factors, page 7

8.   Please revise your risk factor disclosures here and in applicable future Exchange Act reports by setting forth each risk factor under a caption that adequately describes the risk. Please also ensure that each separate risk factor is concise and organized logically. Refer to Regulation S-K Item 503(c).

9.   Given your disclosure on page 13 regarding the concentration of ownership and control, please tell us whether you will be a controlled company under exchange listing rules and, if so, your analysis of whether that status creates material risks. Ensure your disclosure includes the exchange listing rules available to controlled companies and on which you intend to rely.

Elimination of Monetary Liability for Officers and Directors, page 15

10.   Please tell us which provisions within your governing documents provide for the elimination of director liability you mention in this section. If no such provisions exist, please remove any statement to the contrary from your registration statement.

Undertakings, page II-1

11.   Please include the undertakings required by Item 512(j) of Regulation S-K.

Signatures, page II-4

12.   Please add the full legal name of the registrant below the first paragraph of text required on this page.

Exhibits 4.5 and 4.6

13.   Indentures covering the debt securities you intend to issue under this registration statement must be qualified at the time this registration statement becomes effective. Please confirm that you intend to file these exhibits with a pre-effective amendment. See Question 201.02 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Exhibit 5.1

14.   Please file a revised opinion of counsel that includes all the securities you are seeking to register, including the preferred stock, depository shares, debt securities, warrants, purchase contracts, and units, as applicable. Refer to Sections II.B.1.e, f, and h of Staff Legal Bulletin No. 19.

15.   Please file a revised opinion in which counsel does not limit the documents reviewed only to those listed on pages 1-2.

16.   Please file a revised opinion that does not include the assumptions listed in the last paragraph on page 2 of this exhibit. Refer to Sections II.B.2.a II.B.3.a of Staff Legal Bulletin No. 19.

17.   We note the limitation to California and Delaware law in the penultimate paragraph on page 4. If any of the securities you intend to issue are governed by the law of a different

jurisdiction, counsel's opinion should be revised to address that jurisdiction. We note, for example, that page 27 indicates the debt securities will be governed by New York law, but counsel's opinion does not address the law of that jurisdiction.

18.   Purchasers of the securities in the offering are entitled to rely on the opinions that you file per Regulation S-K Item 601(b)(5). Please file an opinion that does not include the limitation on reliance currently stated in the last paragraph on page 4 of this exhibit. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Exhibit 23.1

19.   Please file a consent that includes the date on which it was signed.

20.   We note the consent relates only to the financial statements of Cemtrex. Please file a consent relating to the contents of the Form 8-K/A filed 3/11/16 that is incorporated by reference into this registration statement.

Form 10-K for the Fiscal-Year End September 30, 2015

Cover Page

21.   Please tell us how you determined that you are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Item 5. Market for Registrant's Common Equity . . ., page 13

22.   Please refer to the fourth paragraph, where you discuss the reverse stock split. In the Form 8-K/A you filed in April 2015, you refer to the approval of a "Shareholder Resolution" that permitted your board to implement the reverse stock split. You also provide disclosure under Item 5.07 to Form 8-K. Please clarify the reference to "Shareholder Resolution." Include in your response whether and how your shareholders were solicited to approve this resolution in a manner consistent with Regulation 14A of the Exchange Act.

Management's Discussion and Analysis, page 14

Results of Operations, page 15

23.   We note that your total revenue increased by 19% for the year ended September 30, 2015 as compared to the year ended September 30, 2014. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, such as price changes and/or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. With your revised disclosure

please also discuss and quantify the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on other components of your operating results. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 16

24.   Instead of simply stating the line items that changed, revise to explain the reasons for the changes. For example, you cite an increase in accounts payable, but do not disclose the reason for that increase. Please revise.

Exhibits, page 20

25.   Please include a list of all exhibits required to be filed by Regulation S-K Item 601 and assure that all required exhibits are filed as exhibits to this form. As examples only, the exhibits you file should include material contracts related to outstanding debt, leases for the property you use, and business combinations and acquisitions you have effected.

Signatures, page 21

26.   Please revise this page to include the text required by Form 10-K. Currently, this page includes only the first paragraph, but omits the separate signature of the registrant. It also omits the second paragraph of required text and signatures required to appear beneath that text.   Please also see General Instruction D to the Form 10-K.

Definitive Proxy Statement filed February 8, 2016

27.   Please clarify the reference on page 3 to an advisory vote to approve compensation of your named executive officers. We note that no such proposal is listed in the notice or form of proxy.

Election of Directors, page 6

28.   Please revise to describe the specific skills, attributes, and experiences that led to the conclusion that each person should serve as a director. See Regulation S-K Item 401(e). Please also revise the reference on page 7 to bankruptcy "within the last five years" to be consistent with the time period in Item 401(f) of Regulation S-K.

Compensation Committee, page 8

29.   Please clarify which of your directors serves on this committee.

Director Compensation, page 9

30.   The disclosure you provide under Item 402 of Regulation S-K should not be limited to "fees or other cash compensation." Instead, it should address all compensation paid, regardless of form. Please revise accordingly.

Corporate Governance

31.   Please provide the disclosure required by Regulation S-K Item 406.

Form 8-K/A filed March 11, 2016

Exhibit 99.2 Unaudited Pro Forma Combined Financial Information

Pro-forma Combined Balance Sheet, page 4

32.   Please tell us why some amounts in the pro-forma combined balance sheet on page 4 for Advanced Industrial Services do not agree with the combined balance sheets on page 4 of Exhibit 99.1.

Notes to Pro-Forma Combined Financial Statements (Unaudited), page 5

33.   Please tell us why you refer to the acquisition of the ROB Group in Note 1 of the unaudited pro forma combined financial information.

34.   We reference the adjustment to property and equipment of $4,991,018 to reflect fair market value at the time of purchase. Please tell us the nature of the property and equipment acquired. Please also explain to us how you determined the estimated fair value of these assets and the reason for the significant increase to the value of the assets at the acquisition date.

35.   We see that you recorded negative goodwill of $88,876 since the estimated fair value of the assets acquired was in excess of the purchase price. Please tell us how you performed the reassessment procedures identified in ASC 805-30-30-5 in determining that you identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase. In this regard, please tell us how you assessed whether you acquired intangible assets as defined by ASC 805-20-25-10 and 805-20-55.

36.   As a related matter, please explain your accounting treatment for the bargain purchase and the reason you recorded this as a negative adjustment to goodwill in the pro forma financial information. Please explain to us your consideration of the guidance in ASC 805-30-25 and 805-30-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: William M. Aul